October 10, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Mr. William Thompson

Accounting Branch Chief

Re:	CloudCommerce, Inc. Offering Statement on Form 1-A

Filed August 30, 2019
File No. 024-11067

Dear Mr. Thompson:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 27, 2019 relating to CloudCommerce, Inc.’s (the “Company,” “we,” “us” or “our”) Offering Statement on Form 1-A referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Offering Statement on Form 1-A Filed August 30, 2019

Part I

1-A: Item 1. Issuer Information

Financial Statements, page 1

1.	Please tell us what consideration you gave to providing the financial statement information for the most recent period contained in the offering statement. In this regard, we note the most recent period presented within the filing is June 30, 2019.

Response:

The financial statements section of Item 1 of Part I has been revised to correspond to the financial statements for the June 30, 2019 period contained in the offering statement.

Outstanding Securities

Common Equity, page 1

2.	The reported number of common equity units outstanding does not agree to the financial statements included in the filing. Please ensure all reported information agrees to the financial information for the latest period included in the offering statement.

Response:

The outstanding securities section of Item 1 of Part I has been revised to correspond to the financial statements for the June 30, 2019 period contained in the offering statement.

321 Sixth Street, San Antonio, TX 78215        (805) 964-3313        F (805) 964-6968          CloudCommerce.com

Part II and III

Plan of Distribution, page 15

3.	We note your disclosure that you plan to market the shares in this offering both through online and offline means, and that online marketing may take the form of contacting potential investors through electronic media and posting your offering circular or “testing the waters” materials on an online investment platform. Please confirm your understanding that “testing the waters” materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. See Securities Act Rule 255(b)(4). Further, unless otherwise filed and as applicable, please file your testing the waters materials as exhibits, and confirm that you will do so with future testing the waters materials. Refer to Item 17.13 of Form 1-A.

Response:

The Company confirms its understanding that “testing the waters” materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. The reference to “testing the waters” materials has been removed from the offering statement as the Company has not used and does not presently intend to use such materials in connection with the offering. In the event the Company does use future testing the waters materials, it will file such materials as exhibits to the offering as applicable. statement.

Use of Proceeds, page 18

4.	We note your disclosure that you intend to use the net proceeds from this offering “for general corporate purposes, including working capital,” that you intend to reserve 15% of the proceeds for the payment of dividends, and that “pending the use of net proceeds from the offering as described above, [you] intend to invest the net proceeds in investment- grade, interest-bearing instruments.” To the extent known, please describe the allocation of the total net proceeds to working capital, other general corporate purposes, and investment-grade, interest-bearing instruments. In this regard, it is clear that 15% of the proceeds will be allocated to the payment of dividends, but it is unclear how the rest of your proceeds will be allocated among those uses disclosed. Further, describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. For example, provide a description of the uses of proceeds for the sale of 25%, 50%, and 75% of the maximum aggregate offering. See Item 6. and Instruction 3 to Item 6. of Form 1-A.

Response:

The use of proceeds section has been revised in accordance with the Staff’s comment.

321 Sixth Street, San Antonio, TX 78215        (805) 964-3313        F (805) 964-6968          CloudCommerce.com

5.	As a related matter, please revise your disclosure to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors or any of your subsidiaries. Please refer to Instruction 2 to Item 6 of Part II of Form 1-A.

Response:

The use of proceeds section has been revised to disclose that the Company does not intend to use the proceeds to compensate or otherwise make payments to officers, directors, or any subsidiaries.

Our Business

Revenue Model, page 21

6.	We note your disclosure that you “will charge monthly recurring platform fees for SWARM depending on various usage metrics.” Please disclose when you plan to implement the monthly recurring platform fee for SWARM, considering your disclosure that you “will” charge this fee.

Response:

The offering statement has been revised to clarify that if and when SWARM is fully developed as a self-serviced SaaS platform, the Company intends to adopt a recurring subscription revenue model and to provide an estimated time frame for when this may occur.

7.	As a related matter, you disclose that you have a variety of revenue-generating models, including “fixed or variable implementation fees to design, build, and execute on digital marketing campaigns,” and “retainer arrangements for other services that vary in term length.” Please disclose from which model you derive the majority of your revenue, and provide a brief description of the percentage of your revenues attributable to each fee model for fiscal 2018, and the period ended June 30, 2019.

Response:

The revenue model discussion has been revised in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Position and Results of Operations, page 24

8.	Please revise to clarify the effect that changes in price and volume had on the revenues for each period presented. Further, we note that on page F-10, you disaggregated your revenue into five categories. Tell us what consideration you gave to discussing changes in revenue related to these categories for each period presented, or advise us why this information would not be useful to an investor. Please refer to Item 9 of Part II of Form 1-A.

Response:

The results of operations section has been revised to disclose that the Company did not change its pricing methodology or structure, so all increases in revenue were due to increases in volume.

Within the MD&A section we discuss changes in total revenue, but do not discuss changes in revenue among different categories because we have not placed emphasis on any specific revenue category. We do not believe discussing changes within such categories are necessary for an understanding of our business as a whole. We do not release news about growth in any specific revenue category of the Company but ascribe any such news to the Company as a whole, because the Company views revenues as being attributable to the Company as a whole, and not attributable to a single category. If, in the future, if the Company does release news about growth within one revenue category (SWARM for instance, which will be in the category of Data Science), then we will begin providing period-over-period revenue changes in those categories. At the moment, it is not a relevant metric.

321 Sixth Street, San Antonio, TX 78215        (805) 964-3313        F (805) 964-6968          CloudCommerce.com

9.	Please update your results of operations discussion to include each year or period for which financial statements are required. In this regard, you should provide a results of operations discussion which compares the historical periods presented in your condensed consolidated statements of operations (i.e. year ended December 31, 2018 compared to the six months ended December 31, 2017, and the six months ended December 31, 2017 compared to the year ended June 30, 2017). Please refer to Item 9 of Part II of Form 1-A. For clarity, in an appropriate place in this section, please discuss the basis for the presentation of your results of operations, specifically that, in 2018, you changed your fiscal year-end from June 30 to December 30.

Response:

The results of operations section has been updated to include each year or period for which financial statements are required, and the basis for the presentation of the Company’s results of operations, in accordance with the Staff’s comment.

10.	We note your disclosure that the decrease in revenue for the three months ended June 30, 2019 and the six months ended June 30, 2019 was primarily due to a reduction in revenue from a related party, partially offset by revenue increases from third parties. Please disclose whether you expect to continue to see a reduction in revenue from this related party.

Response:

The results of operations section has been revised to disclose that the Company expects to continue to see a reduction in revenue from this related party.

321 Sixth Street, San Antonio, TX 78215        (805) 964-3313        F (805) 964-6968          CloudCommerce.com

Critical Accounting Policies

Indefinite Lived Intangibles and Goodwill Assets, page 25

11.	Your discussion of critical accounting policies should focus on policies involving the most significant assumptions, estimates and judgments that may result in fluctuations in your reported results from period to period. For example, you cite goodwill as a critical accounting policy and indicate that you performed a qualitative assessment; however, it is unclear what qualitative factors you considered to determine that it is more likely than not that the fair value of each of your reporting unit(s) was more than their carrying amount. Accordingly, please revise your disclosure. Additionally, expand your disclosure to identify those reporting units and indicate, if true, that the fair values of those reporting units are substantially in excess of their carrying values. Identify for us any reporting units with a fair value not substantially in excess of their carrying value and quantify the related goodwill associated with those reporting units. For any reporting unit with a fair value not substantially in excess of their carrying value, please provide investors with additional information regarding the risk associated with the reporting unit, including the following information necessary to assess the probability of a future material impairment charge:

●	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

●	The amount of goodwill allocated to the reporting unit;

●	A description of the key assumptions used and how the key assumptions were determined;

●	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

●	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Company has updated the Critical Accounting Policies section to include impairment testing criteria, key assumptions and degrees of uncertainties. The Company has also added additional disclosures to Note 2 “Summary of Significant Accounting Policies” (in 2 instances) identifying the reporting units and disclosing that the fair value of each intangible assets and goodwill exceeded the respective carrying values. Since the Company determined after the qualitative analysis that it was not more likely than not that impairment existed, no further quantitative analysis was performed. Therefore, we do not have percentages to present in the disclosures.

Liquidity and Capital Resources, page 32

12.	We note your auditors have issued a going concern opinion. Please disclose your rate of negative cash flow per month and management’s belief as to the period of time that available cash can sustain your current operations.

Response:

The liquidity and capital resources section has been revised to disclose the Company’s rate of negative cash flow per month and management’s belief as to the period of time that available cash can sustain our current operations.

13.	Your discussion of liquidity should provide information on any short and long-term sources of liquidity. You should also discuss any material unused sources of liquidity. If none, so state. Please refer to paragraph (b)(1) of Item 9 of Part II of Form 1-A. Lastly, please disclose your material commitments for capital expenditures. Refer to paragraph (b)(2) of Item 9 of Part II of Form 1-A.

Response:

The liquidity and capital resources section has been revised to discuss sources of liquidity in accordance with the Staff’s comment. The Company has also added related disclosure under Note 4 to the financial statements.

321 Sixth Street, San Antonio, TX 78215        (805) 964-3313        F (805) 964-6968          CloudCommerce.com

Security Ownership of Management and Certain Shareholders, page 37

14.	Please revise the beneficial ownership table to provide separate columns for the “Amount and nature of beneficial ownership” and the “Amount and nature of beneficial ownership acquirable.” Refer to Item 12 of Part II of Form 1-A.

Response:

The beneficial ownership table has been revised to provide separate columns for the “Amount and nature of beneficial ownership” and the “Amount and nature of beneficial ownership acquirable” in accordance with the Staff’s comment.

15.	We note the percentages of ownership disclosed in the table on page 37 and that the percentages in this column total more than 100%. We also note your explanatory disclosure before the table. Please revise your explanation to clarify for investors in more detail why the column totals more than 100%. For example, consider revising your disclosure to state that your 142,021,401 shares outstanding are “as of August 13, 2019.”

Response:

The beneficial ownership table has been clarified in accordance with the Staff’s comment.

Interest of Management and Others in Certain Transactions, page 38

16.	We note your disclosure that your subsidiary Parscale Digital entered into a consulting agreement with Bradley Parscale, and that under the agreement, Parscale Digital agreed to pay Mr. Parscale a consultancy fee equal to 95% of all fees collected directly by Parscale Digital for Mr. Parscale’s performance of such services. Please disclose the total amount of Mr. Parscale’s interest in the contract, i.e. the total fees he received pursuant to the agreement.

Response:

The offering statement has been revised to disclose that Mr. Parscale did not receive any fees under the agreement.

Financial Statements, page F-1

17.	Please tell us whether you have made the one time irrevocable election to delay complying with any new or revised accounting standards pursuant to paragraph (a)(3) to Part F/S of Form 1-A. If so, please disclose such election.

Response:

The Company does not elect to delay complying with any new or revised accounting standards, but to apply all standards required of public companies, according to those required application dates. See disclosure included with “Recently Adopted Accounting Pronouncements” in Note 2 to the financial statements.

Report of Independent Registered Public Accounting Firm, page F-3

18.	We note that the auditor’s report is addressed to the board of directors but not the stockholders of the Company. Please tell us how your auditor’s report complies with PCAOB AS 3101.07.

Response:

The audit report has been corrected to be addressed to the stockholders.

321 Sixth Street, San Antonio, TX 78215        (805) 964-3313        F (805) 964-6968          CloudCommerce.com

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

19.	Please provide us with your analysis regarding how you determined gross reporting for your reimbursable costs was appropriate pursuant to ASC 606-10-55-39. Specifically address how you considered the definition of control and how you are directing any third party providers to provide the goods or services. Additionally, please revise your disclosure to provide your assessment of the indicators of control under ASC 606-10-55-39 (i.e. primarily responsible for fulfilling the promise to provide the specified good or service, inventory risk, and price discretion). In this regard, some of the factors you reference relate to the legacy gross versus net guidance under ASC 605.

Response:

The Company defines “reimbursable costs” as external costs incurred during the client support process which add value to the final service provided to the client. Those reimbursable costs provide little value to the client without the Company’s involvement. ASC 606-10-55-39 provides three criteria, which may be helpful in determining whether the Company is a principal:

-	Primary Responsibility – All vendors and suppliers within the reimbursed costs category are arranged by the Company, and the Company is primarily responsible for paying the vendors and suppliers for their services and the acceptability of those services, whether the client pays the Company or not. The Company has arrangements with our clients to provide certain services, independent of any vendor or supplier arrangement.

-	Inventory Risk – Since the Company is primarily engaged in services, not goods, there is no inventory arrangement to assess.

-	Price Discretion – The Company has complete discretion and flexibility in establishing price to clients. Some reimbursed costs carry small margins (1%-5%) and some carry large margins (60%-70%), allowing small or large price discretion, respectively. We do not refer a supplier to the client for a fee, nor do we allow vendors to have a direct relationship with the client, without the Company being the primary contact and support team.

The Company has updated Note 2 “Revenue Recognition” (in 2 instances) and “Critical Accounting Policies” with clarifications of the information outlined above.

20.	Please revise your disaggregated revenue disclosure on pages F-10 and F-17 to remove the unaudited period for the year ended December 31, 2017. Additionally, please revise to present this information for the periods that correspond to your audited financial statements.

Response:

The disaggregated revenue disclosure has been revised in accordance with the Staff’s comment.

321 Sixth Street, San Antonio, TX 78215        (805) 964-3313        F (805) 964-6968          CloudCommerce.com

6. Intangible Assets

Brand name, page F-22

21.	Tell us how you considered the guidance of ASC 350-30-35-3 in your determination that your brand names have an indefinite life.

Response:

The Company recorded three brands with indefinite lives, and considered the following criteria in determining whether the intangible assets had indefinite lives:

-	Parscale ($1,930,000) – This brand was acquired with Parscale Creative and is the core of our digital advertising service.

o	Expected use – We expected to retain the name and brand, leveraging the good reputation and client following. The name Parscale was revered in the digital advertising space.

o	Expected useful life of related group – The Parscale name does not relate to another intangible asset or group of intangible assets. Therefore, this criterion was not considered.

o	Limits to useful life – There was no legal, regulatory, or contractual limitation to this intangible asset’s life.

o	Historical experience – The Company has experience with intangible assets, both definite and indefinite lived, in extending the life of the asset. However, this asset does not require an extension or renewal, in order for it to remain on our balance sheet.

o	Effects of other factors – The Company did consider this in evaluating the useful life. Given the political and media climate in the country, there is always a chance that the Parscale name could be harmed. The factor that we evaluated was whether that harm could affect the reputation and quality clients came to rely upon. We came to the conclusion that even if the political or media climate diminished the Parscale name, our client base is dedicated to the name, and not swayed by politics or media coverage. In addition, there is a large group of clients who find more appeal to the Parscale name, because of political or media pressure.

o	Maintenance required – There is no maintenance expenditure to obtain future cash flows. Therefore, this criterion was not taken into consideration.

-	WebTegrity ($130,000) – This brand was acquired with WebTegrity and is the core of our small business services.

o	Expected use – We expected to retain the name and brand, leveraging the good reputation and client following. Within the WordPress industry, the WebTegrity name was well known, and the founder of the company has been asked to speak at various conferences.

o	Expected useful life of related group – The WebTegrity name does not relate to another intangible asset or group of intangible assets. Therefore, this criterion was not considered.

o	Limits to useful life – There was no legal, regulatory, or contractual limitation to this intangible asset’s life.

o	Historical experience – This asset does not require an extension or renewal, in order for it to remain on our balance sheet.

o	Effects of other factors – We did consider this criterion in determining useful life, especially since WebTegrity was in a highly competitive industry, mostly relying on the WordPress platform. Was there a chance of obsolescence or decline due to competition. In addition, we concluded that there was not a chance of obsolescence or decline due to competition. Even though there is much competition, WebTegrity produced a quality product with a great team, resulting in long term clients.

o	Maintenance required – There is no maintenance expenditure to obtain future cash flows. Therefore, this criterion was not taken into consideration.

321 Sixth Street, San Antonio, TX 78215        (805) 964-3313        F (805) 964-6968          CloudCommerce.com

-	Parscale Media ($100,000) – This brand was acquired with Parscale Media and is the core of our hosting service.

o	Expected use – We expected to retain the name and brand, leveraging the good reputation and client following. Many of the digital advertising clients also relied upon Parscale Media to provide hosting services, so the Parscale name was very synonymous with dependability and quality.

o	Expected useful life of related group – Although the Parscale name is typically thought of in connection with digital advertising, we determined that it did not belong in a group of costs related to digital advertising. Therefore, this criterion was not considered.

o	Limits to useful life – There was no legal, regulatory, or contractual limitation to this intangible asset’s life.

o	Historical experience – This asset does not require an extension or renewal, in order for it to remain on our balance sheet.

o	Effects of other factors – See explanation of the Parscale name above.

o	Maintenance required – There is no maintenance expenditure to obtain future cash flows. Therefore, this criterion was not taken into consideration.

General

22.	Please provide the dilution disclosures pursuant to Item 4 of Part II of Form 1-A, or tell us why this disclosure is unnecessary.

Response:

The Form 1-A states that a dilution disclosure is required “where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire”.

The Company is offering, under the offering statement, a new series of preferred stock. There are currently no outstanding shares of this series of preferred stock, this new series is not convertible into common stock or any other series of capital stock of the Company, and this new series will have preference over the common stock with respect to dividends and liquidation. As such, no officers, directors, or affiliated persons have acquired or have the right to acquire such shares or any securities with equivalent rights. Accordingly, no dilution disclosure is required.

321 Sixth Street, San Antonio, TX 78215        (805) 964-3313        F (805) 964-6968          CloudCommerce.com

23.	The consent of Liggett & Webb, P.A. should not refer to the financial statements as of June 30, 2017 and year ended June 30, 2016. According, please have Liggett & Webb, P.A. revise their consent.

Response:

Liggett & Webb, P.A. have revised their consent in accordance with the Staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Gregory Sichenzia, Esq., of Sichenzia Ross Ference LLP at (212) 981-6772.

Very truly yours,

/s/ Andrew Van Noy
Chief Executive Officer

321 Sixth Street, San Antonio, TX 78215        (805) 964-3313        F (805) 964-6968          CloudCommerce.com